UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

559222 401

(CUSIP Number)

Frank Stronach, Stronach Trust, 445327 Ontario Limited,

446 Holdings Inc. and 447 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attn.: John Campbell

(416) 595-8695

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

Company Bazovy Element LLC, OJSC Russian Machines, Veleron Holding B.V.

c/o OJSC Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attn.: Mark Borghesani

+7-495-933-8328

With a copy to:

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

M Unicar Inc., 2143453 Ontario Inc. and 2143455 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-2462

DW Holdco Inc., SW Holdco Inc., VG Holdco Inc., PK Holdco Inc. and JOP Holdco Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-2462

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2008

(Date of Event Which Requires Filing of This Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) FRANK STRONACH None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,331,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STRONACH TRUST None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,331,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 445327 ONTARIO LIMITED None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,331,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 446 HOLDINGS INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,331,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) COMPANY BAZOVY ELEMENT LLC None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OJSC RUSSIAN MACHINES None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VELERON HOLDING B.V. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) M UNICAR INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,331,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 2143453 ONTARIO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 605,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 2143455 ONTARIO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) 447 HOLDINGS INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 726,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 726,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DW HOLDCO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 250,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SW HOLDCO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 250,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VG HOLDCO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PK HOLDCO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JOP HOLDCO INC. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1. (this “Amendment”) is being filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445”), 446 Holdings Inc. (“446”), Company Bazovy Element LLC (“BE”), OJSC Russian Machines (“RM”), Veleron Holding B.V. (“RM Sub”), M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”), 2143455 Ontario Inc. (“Newco II”), 447 Holdings Inc. (“447”), DW Holdco Inc. (“Walker Holdco”), SW Holdco Inc. (“Wolf Holdco”), VG Holdco Inc. (“Galifi Holdco”), PK Holdco Inc. (“Koob Holdco”) and JOP Holdco Inc. (“Palmer Holdco”; Palmer Holdco, together with Mr. Stronach, the Stronach Trust, 445, 446, 447, BE, RM, RM Sub, Newco, Newco I.5, Newco II, Walker Holdco, Wolf Holdco, Galifi Holdco and Koob Holdco, the “Reporting Persons”) and amends the Statement on Schedule 13D filed on October 1, 2007 by the Reporting Persons (the “Statement”).

As disclosed in the Statement, on September 20, 2007, pursuant to a plan of arrangement involving Magna International Inc. (the “Company”) and, among others, RM, RM Sub, the Stronach Trust, 445, 446 and each of Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Jeffrey O. Palmer and Peter Koob (such individuals, collectively, the “Principals”), Newco acquired beneficial ownership of:

•	726,829 Class B shares of the Company held by 447;

•

605,000 Class A Subordinate Voting shares of the Company held among Walker Holdco, Wolf Holdco, Galifi Holdco, Koob Holdco and Palmer Holdco (collectively, the “Newco I.5 Subs”), each of which are wholly owned subsidiaries of Newco I.5; and

•	20 million Class A Subordinate Voting shares of the Company (the “Newco II Class A Shares”) purchased by Newco II.

The acquisition of the Newco II Class A Shares was funded by RM Sub using the proceeds of a loan provided pursuant to a Credit Agreement (attached as Exhibit C to the Statement) among RM Sub, BNP Paribas SA, as agent (“BNP”), and the lenders party thereto (the “Credit Agreement”). The Newco II Class A Shares were pledged as security for the loan made to RM Sub pursuant to the Credit Agreement.

This Amendment is being filed to report the delivery by BNP, on October 2, 2008, of a notice to RM Sub accelerating all obligations of RM Sub then due under the Credit Agreement and informing RM Sub of the exercise by BNP of its rights as a secured party under the Credit Agreement with respect to the collateral (including the Newco II Class A Shares) securing such obligations. Such actions taken by BNP constitute a “Realization Event” under the Exit Agreement attached as Exhibit D to the Statement (the “Realization Event”). As a result of the actions taken by BNP and the triggering of the Realization Event:

•	BNP has enforced its security interests in the Newco II Class A Shares. These shares are no longer held or controlled by Newco II and have been disposed of by BNP in its discretion;

•

the Investors Agreement (attached as Exhibit C to the Statement) dated as of September 20, 2007 between 446 and RM Sub, which governed the management of Newco (a holding company formed to hold shares of the Company owned by the Stronach Trust, RM Sub and the Principals), the composition of Newco’s board of directors and the voting of the Class A Subordinate Voting shares and Class B shares of the Company beneficially owned by Newco, has terminated;

•	the Newco II Unanimous Shareholders Agreement (attached as Exhibit D to the Statement) among 446, RM Sub, MPMAG Holdings Inc. (“Principals Holdco”), Newco, Newco I.5 and Newco II has terminated; and

•

a series of other transactions and events described in the Exit Agreement and the other transaction documents entered into in connection therewith have occurred or are required to occur (some, at the option of entities controlled by the Stronach Trust), the aggregate effect of which is to essentially separate BE, RM and RM Sub from the Company.

Newco continues to be indirectly controlled by the Stronach Trust (with a 92.4% voting interest) and a minority interest in the share capital of Newco continues to be held indirectly by the Principals (with a 7.6% voting interest). Additionally, the Principals Agreement (attached as Exhibit H to the Statement) dated September 20, 2007 among the Company, Newco, Newco I.5, Principals Holdco, the Principals and certain other parties (the “Principals Agreement”), which governs the exit of a Principal from his indirect shareholding in Newco, remains in place.

The foregoing is a summary of various consequences of the actions taken by BNP and the triggering of the Realization Event. Such summary is qualified in its entirety by reference to the Exit Agreement and the other agreements attached as exhibits to the Statement, including the Credit Agreement and the Investors Agreement.

Item 2.	Identity and Background

As a result of the actions of BNP and the triggering of the Realization Event on October 2, 2008, and pursuant to the transaction documents entered into on September 20, 2007:

•	446 holds approximately 92.4% of the voting rights of the outstanding Newco shares, and Principals Holdco holds approximately 7.6% of the voting rights of the outstanding Newco shares;

•	RM Sub no longer holds an interest in Newco or Newco II; and

•	Oleg V. Deripaska and Gulzhan T. Moldazhanova have resigned or will resign from the board of directors of each of Newco, Newco I.5 and Newco II.

Additionally, Alla V. Osadchaya is no longer a director of RM. Alexey G. Barantsev’s current principal occupation is First Deputy of General Director of RM. Konstantin V. Akimov, whose principal occupation is Director, Manufacturing Assets, of RM and Vladimir V. Evstigneev, whose principal occupation is General Director of LLC Scientific and Technical Centre, have become members of the board of directors of RM. The business address of Mssrs. Akimov and Evstigneev is OJSC Russian Machines, 3 Kapranov Lane, 123242 Moscow, Russia. Mssrs. Akimov and Evstigneev are both citizens of Russia.

Item 4.	Purpose of the Transactions.

Other than as described elsewhere in this Statement, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Each of Mr. Stronach, the Stronach Trust, 445, 446, Newco, Newco I.5, 447 and each Newco I.5 Sub (collectively, the “Continuing Owners”) intends to evaluate on an ongoing basis such Continuing Owner’s investment in the Company and such Continuing Owner’s options with respect to such investment. As a result of such evaluation, one or more of the Continuing Owners may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach, in his capacity as Chairman of the Company, and the Principals, in their respective capacities as executive officers of the Company, may communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of the Class A Subordinate Voting shares outstanding as of October 3, 2008 was 111,871,188 based upon the information provided by Computershare Trust Company of Canada, the Company’s transfer agent. As of the date hereof, the Continuing Owners beneficially own 1,331,829 Class A Subordinate Voting shares, as follows:

•

447 holds 726,829 Class B shares of the Company (each of which is convertible at any time into one Class A Subordinate Voting share of the Company), which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust, 445, 446 and Newco;

•

each of Walker Holdco and Wolf Holdco holds 250,000 Class A Subordinate Voting shares of the Company, which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust, 445, 446, Newco and Newco I.5; and

•

each of Galifi Holdco, Koob Holdco and Palmer Holdco holds 35,000 Class A Subordinate Voting shares of the Company, which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust, 445, 446, Newco and Newco I.5.

The Continuing Owners disclaim beneficial ownership of the Class A Subordinate Voting shares held by the Company’s U.S. and Canadian profit sharing plans (5,674,547 shares as of September 30, 2008) and the 91,740 Class A Subordinate Voting shares held by 865714 Ontario Inc, an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, all of which are excluded from the shares reflected on the cover pages to this Amendment. Furthermore, the Continuing Owners disclaim beneficial ownership of the shares of the Company held indirectly by Newco for purposes other than U.S. securities law purposes.

By virtue of the Principals Agreement, the Continuing Owners, the Principals and Principals Holdco may be deemed to constitute a group. Independent of shares of the Company held indirectly by Newco, the Principals beneficially own the following Class A Subordinate Voting shares, which are excluded from the shares reflected on the cover pages to this Amendment:

•

Mr. Walker is the beneficial owner of 555,001 Class A Subordinate Voting shares of the Company, comprised of 11,500 Class A Shares, 548 Class A Subordinate Voting shares of the Company issuable upon conversion of CDN$50,000 of the Company’s 6.5% Convertible Subordinated Debentures (the “Debentures”) and 542,953 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable;

•

Mr. Wolf is the beneficial owner of 284,500 Class A Subordinate Voting shares of the Company, comprised of 80,543 Class A Subordinate Voting shares of the Company, 52,904 restricted Class A Subordinate Voting shares of the Company and 151,053 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable;

•

Mr. Galifi is the beneficial owner of 288,707 Class A Subordinate Voting shares of the Company, comprised of 5,273 Class A Subordinate Voting shares of the Company, 2,193 Class A Subordinate Voting shares of the Company issuable upon conversion of CDN$200,000 of the Debentures, 223,900 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable, an aggregate of 481 Class A Subordinate Voting shares of the Company held in the name of family members sharing the same residence, and 26,704 restricted Class A Subordinate Voting shares of the Company and 30,156 Class A Subordinate Voting shares of the Company, both of which are held by an investment holding company which is controlled by Mr. Galifi;

•

Mr. Koob is the beneficial owner of 171,720 Class A Subordinate Voting shares of the Company, comprised of 11,020 Class A Subordinate Voting shares of the Company and 160,700 options to acquire Class A Shares, all of which are currently exercisable; and

•

Mr. Palmer is the beneficial owner of 154,063 Class A Subordinate Voting shares of the Company, comprised of 18,625 Class A Subordinate Voting shares of the Company, 438 Class A Shares issuable upon conversion of CDN$40,000 of the Debentures and 135,000 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable.

(b) The Principals Agreement includes provisions for the reacquisition by the Principals under certain circumstances of the 605,000 Class A Subordinate Voting shares of the Company held by the Newco I.5 Subs. Accordingly, the Principals may be deemed to share dispositive power with respect to such shares with Mr. Stronach, the Stronach Trust, 445, 446, Newco and Newco I.5.

(c) There were no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A to the Statement, in the period beginning sixty days prior to October 3, 2008.

(d) No person other than the Continuing Owners is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Subordinate Voting shares of the Company reflected on the cover pages to this Amendment.

(e) As a result of the above described actions of BNP and the triggering of the Realization Event, on October 2, 2008, BE, RM and RM Sub ceased to own any Class A Subordinate Voting Shares of the Company.

(f)- (j) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, among the Reporting Persons, dated October 15, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement with respect to such undersigned is true, complete and correct.

Dated: October 15, 2008

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by

/s/ Belinda Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by

/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

COMPANY BAZOVY ELEMENT LLC

by	/s/ Gulzhan Moldazhanova
Authorized Signing Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

by

/s/ Valery Lukin
Authorized Signing Officer

VELERON HOLDING B.V.

by:	C-Corp B.V.

/s/ K.P. Dolk
Authorized Signing Officer

447 HOLDINGS INC.

by
/s/ Belinda Stronach
Authorized Signing Officer

M UNICAR INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

2143453 ONTARIO INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

2143455 ONTARIO INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

DW HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

SW HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

VG HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

PK HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

JOP HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Subordinate Voting shares of Magna International Inc., a corporation existing under laws of the Province of Ontario, Canada, and that this Agreement may be included as an Exhibit to such joint filing. The parties hereto specifically acknowledge that Company Bazovy Element LLC, Open Joint Stock Company Russian Machines and Veleron Holding B.V. are parties hereto solely for purposes of Amendment No. 1 to the Schedule 13D and are no longer parties to any agreement for the purpose of any other joint filing of a statement on Schedule 13D or any amendments thereto with respect to Magna International Inc. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: October 15, 2008

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by

/s/ Belinda Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by

/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

COMPANY BAZOVY ELEMENT LLC

by

/s/ Gulzhan Moldazhanova
Authorized Signing Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

by

/s/ Valery Lukin
Authorized Signing Officer

VELERON HOLDING B.V.

by:	C-Corp B.V.

/s/ K.P. Dolk
Authorized Signing Officer

447 HOLDINGS INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

M UNICAR INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

2143453 ONTARIO INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

2143455 ONTARIO INC.

by

/s/ Belinda Stronach
Authorized Signing Officer

DW HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

SW HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

VG HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

PK HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer

JOP HOLDCO INC.

by

/s/ Jeffrey O. Palmer
Authorized Signing Officer